SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Q3 2017 Earnings Presentation.

3rd QUARTER 2017 EARNINGS WEBCAST November 09, 2017

DISCLAIMER Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration.

CONTENTS Q3 2017 Results Financial Situation Summary 01 02 03

Q3 2017 RESULTS HIGHLIGHTS Revenues of Ps 66.0 billion (+18.2%) Adj. EBITDA(1) of Ps 17.0 billion (+16.7%) Net Income of Ps 0.2 billion Total hydrocarbon production down 4.5% Gasoline and diesel volumes increase of 4.2% See description of Adj. EBITDA in footnote (2) on page 5 Operating cash flow of Ps 13.6 billion (-19%)

Q3 2017 RESULTS RESULTS EXPRESSED IN US DOLLARS Revenues (1) (in millions of USD) Adj. EBITDA increased by 0.9% driven by a 2.2% increase in Revenues and partially offset by a 3.2% increase in Cash Costs. YPF financial statement values in IFRS converted to USD using the average exchange rate of Ps 14.90 and Ps 17.23 per U.S $1.00 for Q3 2016 and Q3 2017, respectively. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. Operating Income before impairment charge of Ps 36.2 billion (USD 2.4 billion) in Upstream segment. Adj. EBITDA (1) (2) (in millions of USD) Operating Income (1) (in millions of USD) +2.2% +0.9% +63.8% (3)

Q3 2017 RESULTS OPERATING INCOME Operating Income before impairment charges increased by 89% mainly driven by strong sales in the downstream business. Operating Income (in millions of Ps)

Q3 2017 RESULTS OPERATING INCOME Revenue increase was higher than the increase in Cash Costs (Cost of Sales + Purchases) and the increase in DD&A, resulting in a higher Operating Income before impairment charges. Operating Income (in millions of Ps) Cash costs include costs of production and purchases but exclude depreciation and amortization. Includes variations in value of inventory (2)

Q3 2017 RESULTS UPSTREAM Upstream Operating Income before impairment was down 66% mainly due to lower production that resulted in higher lifting cost. Operating Income (in millions of Ps) Other expenses include: Ps -1,436 million of Purchases and products stock variations, Ps 381 million of Other expenses and Ps 81 million of SG&A. (1)

Q3 2017 RESULTS PRODUCTION Crude oil production (Kbbl/d) Total production was down 4.5%. Crude oil production was down mainly due to a reduction in drilling activity and the effects of the severe weather conditions in Q2 2017. Natural gas production (Mm3/d) Total production (Kboe/d) -8.1% -1.7% -4.5%

Q3 2017 RESULTS SHALE OIL & GAS UPDATE Loma Campana horizontal well cost (KUSD/lateral ft) Net Shale O&G production (Kboe/d) 596 PRODUCING WELLS * Total operated production ( Loma Campana + El Orejano + Bandurria+La Amarga Chica+ Narambuena + Bajo del Toro+ Bajada de Añelo ) 17 NEW WELLS IN Q3 2017 71.9* KBOE/D Q3 2017 SHALE GROSS PRODUCTION Loma Campana horizontal well operational performance

Q3 2017 RESULTS **SHALE OIL & GAS UPDATE**

YPF

01

Loma Campana:

First horizontal well with 2,500 m lateral length which reached an average oil production of 1,070 bbl/d in October.

Started to drill the first 3,200m lateral length well last week.

02

El Orejano:

Completed first pad of 6 wells in line with 2,000m long laterals. Preliminary estimated development cost of ~1 USD/Mmbtu.

03

La Amarga Chica:

3-year pilot to be finalized by mid 2018.

Currently testing up to five different navigation levels.

04

Rincón del Mangrullo:

Completed first 3 wells to Vaca Muerta with an average of 20 frac stages per well.

05

New pilots:

11 wells to be completed and 4 wells under completion by year end in five different pilots.



11

Q3 2017 RESULTS TIGHT GAS DEVELOPMENTS Tight Gas Net Production* - Mm3/d Tight gas production represented 32% of total natural gas production in Q3 2017. 5 new wells in Aguada Toledo, 8 in Rincón del Mangrullo and 11 in Estación Fernández Oro. * Tight producing blocks (Aguada Toledo-Sierra Barrosa + Rincón del Mangrullo + Estación Fernández Oro + Río Neuquén + Aguada de la Arena + Al Norte de la Dorsal + Al Sur de la Dorsal + Lindero Atravesado + Aguada Pichana + Anticlinal Campamento)

Q3 2017 RESULTS DOWNSTREAM Downstream Operating Income increased 10x as revenues increased by 15.9 % due to strong sales volumes and slightly higher prices, while costs of sales increased by 8.4%. Operating Income (in millions of Ps) (1) Includes product stock variations (1)

Q3 2017 RESULTS DOWNSTREAM PERFORMANCE Domestic sales of refined products (Km3) Crude processed (kbbl/d) Sales volumes decreased by 3.2% due to lower sales volumes of fuel oil and LPG, that more than offset higher sales volumes of diesel and gas oil. Refinery output increased by 0.6%. +0.6% +1.3% +9.0% -3.2%

Q3 2017 RESULTS REFINED PRODUCTS DEMAND Monthly Diesel Sales (Km3) Monthly Gasoline Sales (Km3) Strong gasoline demand pushed volumes sold up 9%; total diesel demand increased by 1.3% despite the lower demand from power generators. 54.8% Gasoline Market Share 2016 56.1% Diesel Market Share 2016 55.2% 2017 56.8% 2017 56.8% 2015 58.5% 2015 +1.3% +9.0%

Loma Campana I recently commenced operations adding 107 MW and Loma Campana II expected to commence operations during November Tucumán project expected to add 270 MW in the first quarter of 2018 Wind farm expected to add 50 MW in Q1 2018 and reach 100 MW in Q2 2018 Q3 2017 RESULTS GAS & POWER UPDATE Recently awarded PPAs for 80 MW cogeneration in La Plata and 200 MW add-on project in Tucumán Presented bids for 200 MW in 3 new projects in the last renewable power auction

CAPEX BREAKDOWN Capex was 6% up in Argentine peso terms and down 8.3% in USD terms, mostly due to more activity in the Upstream segment and, to a lesser extent, in the Gas & Power segment. +6% (in millions of Ps) Downstream Upstream Finish the revamping of the Topping III Unit in Luján de Cuyo refinery. Pump testing in Señal Cerro Bayo – Puesto Hernández crude oil pipeline 14,997 15,903 Activity breakdown: 71% in drilling and workovers, 21% in facilities and 8% in exploration and other upstream activities. Gas & Power Start up of Central Loma Campana Este. Progress in Loma Campana I and II, Manantiales Behr and Tucumán projects

CONTENTS Q3 2017 Results Financial Situation Summary 01 02 03

FINANCIAL SITUATION Cash flow from operations (in million of Ps) Consolidated statement of adjusted cash flows (in million of Ps) Strong cash position at the end of Q3 2017; neutral free cash flow before interest expenses and cash flow from operations down by 19%. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Includes effect of changes in exchange rates and revaluation of investments in financial assets. Effective spending in fixed asset acquisitions during the year. (1) (1) (2) (3) -19%

FINANCIAL SITUATION Financial debt amortization schedule (1) (2) (in millions of USD) Cash position supported by solid operating cash flow generation in Q3 2017. Leverage ratio within the 2x area guidance. Consolidated figures as of September 30, 2017. Converted to USD using the September 30, 2017 end of period exchange rate of Ps 17.26 to U.S $1.00. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Adj. EBITDA calculated in USD. Net debt calculated using end of period exchange rate of Ps 17.26 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters. USD denominated debt Peso denominated debt 76.4% denominated in USD and 23.6% in Argentine Pesos Average interest rates of 7.66% in USD and 22.52% in Pesos Average life of almost 4.0 years Net Debt / Adj. EBITDA LTM(3)(4) = 2.07x (3)

CONTENTS Q3 2017 Results Financial Situation Summary 01 02 03

SUMMARY SUMMARY Strong quarter in line with expectations; reaffirming guidance Thriving economy is resulting in continued demand growth for all our products Important recovery in prices for crude oil and fuels Disappointing outcome of new Gas Plan will result in revision of certain gas projects Shale lifting and development costs continue to come down Power-generation is confirming its potential

3rd Quarter Earnings Webcast Questions and Answers

3rd QUARTER 2017 EARNINGS WEBCAST November 09, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer